EXHIBIT 23.2

CONSENT OF MARSHALL MILLER & ASSOCIATES, INC.

Marshall Miller & Associates, Inc. hereby consents to the incorporation by reference of references to our firm in this Registration Statement on Form S-8, and any amendments thereto (the “Registration Statement”), of Warrior Met Coal, Inc., as well as the incorporation by reference of information contained in our report, dated as of January 31, 2018 relating to estimates of certain coal reserves, included in Warrior Met Coal, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Securities and Exchange Commission on February 14, 2018. We hereby further consent to the use of Marshall Miller & Associates, Inc. in the Reoffer Prospectus, which is part or the Registration Statement, and any amendments thereto, including the reference to our firm under the heading “Experts.”

Marshall Miller & Associates, Inc.

By:	/s/ K. Scott Keim
Name:	K. Scott Keim
Title:	CEO & Partner

Dated: February 14, 2018